Contact:

Randi Baldwin
Senior Vice President Marketing
American Medical Alert Corp.
(516) 536-5850 ext: 3109
randi.baldwin@amac.com

American Medical Alert Corp. Issues Guidance for Fiscal 2010 and 2011

Oceanside NY–August 11, 2010 American Medical Alert Corp. (NASDAQ: AMAC) announced its guidance for 2010 and longer term outlook for 2011. The Company projects that gross revenues, consisting primarily of monthly recurring revenue (MRR), will increase by approximately 3% to $40,500,000 for 2010 as compared to 2009.  The Company is also projecting that gross revenues will increase from 8% to 11% in 2011 as compared to projected 2010 results.  The Company believes starting with the third quarter of 2010, revenues, within both segments, will increase at a greater pace over the next eighteen months.

As a result of the Company’s plan to increase advertising expenditures by approximately $450,000 to $600,000, net of taxes, as compared to 2009, as part of a comprehensive plan to drive an accelerated pace of new revenue growth, the Company is projecting net income ranging from $2,850,000 to $3,000,000, or $0.29 to $0.31 per diluted share based on the fully diluted shares as of June 30, 2010, for the year ending December 31, 2010. The net income projection excludes the impact of the net loss allocated to the Company in relation to its minority investment in Lifecomm, LLC, a joint venture with Qualcomm, Inc. and Hughes Telematics, Inc, as discussed below (the “Lifecomm Joint Venture”).

The Company is projecting net income ranging from $3,550,000 - $3,850,000, or $0.36 to $0.39 per diluted share based on the fully diluted shares as of June 30, 2010, for the year ending December 31, 2011. As part of this projection, the Company has forecast to spend from $600,000 to $900,000, net of taxes, in advertising dollars to continue its efforts to drive accelerated revenue growth. This net income calculation also excludes the impact of the net loss allocated to the Company on connection with the Lifecomm Joint Venture.

During 2010, as previously announced, the Company made an investment into the Lifecomm Joint Venture, which was formed as a limited liability company, for the development of the next generation mobile PERS. The Company anticipates it will continue to be allocated net losses from the Lifecomm Joint Venture until the product is completed and commercialized. In accordance with accounting rules and regulations, the Company is required to record its portion of net income or net loss associated with the Lifecomm Joint Venture.  The Company estimates its share of the net loss after taxes for 2010 to range from $960,000 to $1,050,000.  The Company’s projected net income for 2010 after taking into effect this charge would range from $1,800,000 to $2,040,000, or $0.18 to $0.21 per diluted share based on the fully diluted shares as of June 30, 2010.  The 2011 projection also excludes the Company’s portion of the net income (loss) associated with the Lifecomm Joint Venture, which the Company estimates to range from $1,350,000 to $1,440,000.  The projected net income for 2011 after taking into effect this charge would range from $2,110,000 to $2,500,000, or $0.21 to $0.25 per diluted share based on the fully diluted shares as of June 30, 2010.

As a result of these projected charges, the Company would realize a tax benefit of $640,000 to $700,000 for the year ended December 31, 2010 and $900,000 to $960,000 for the year ended December 31, 2011. This cash savings from the tax benefit will be utilized to further support the cash requirements of our aggressive business development expansion and to fund potential acquisitions.

Additionally, once the next generation mobile PERS is completed and commercialized, it is anticipated that the Lifecomm Joint Venture will begin to become profitable and the Company’s net income will be enhanced by its portion of the joint venture profits.

Commencing in the second quarter of 2010, the Company will report net income before and after the impact of the Lifecomm Joint Venture, to better illustrate the results from operations of itscore business.

As previously announced, the Company will host a webcast on Wednesday, August 11, 2010 to discuss its financial results for the quarter ended June 30, 2010, guidance for fiscal 2010, longer term outlook for 2011, and other business trends.  The Company invites investors and others to listen to the conference call live over the Internet or by dialing in to (877) 407-9205 at 10:00 a.m. ET.

What:	American Medical Alert Corp. Second Quarter 2010 Results
When:	Wednesday, August 11, 2010 at 10:00 a.m. ET
Where:	http://www.investorcalendar.com/IC/CEPage.asp?ID=160924
How:	Log on to the web at the address above, and click on the audio link or dial in 877-407-9205 to participate.

Following the conference call, the webcast will be available on the VCall website at http://www.investorcalendar.com/IC/CEPage.asp?ID=160924. The financial information presented in the webcast will also be available at http://amac.com/press.cfm.

About American Medical Alert Corp. (www.amac.com)

AMAC is a healthcare communications company dedicated to the provision of support services to the healthcare community. AMAC's product and service portfolio includes Personal Emergency Response Systems (PERS) and emergency response monitoring, electronic medication reminder devices, disease management monitoring appliances and healthcare communication solutions services. AMAC operates eight US based communication centers under local trade names: HLINK OnCall, North Shore TAS, Live Message America, ACT Teleservice, MD OnCall, Capitol Medical Bureau, American MediConnect and Phone Screen to support the delivery of high quality, healthcare communications.

Use of Non-GAAP Financial Information

In addition to the results reported in accordance with accounting principles generally accepted in the United States (“GAAP”) included in this press release, the Company has provided information regarding certain non-GAAP financial measure.  This measure is “Equity in net loss from investment in a limited liability company”.  Such information is reconciled to its closest GAAP measure in accordance with the Securities and Exchange Commission rules and is included in the attached supplemental data.

Management believes that the non-GAAP financial measure used in this press release is useful to both management and investors in their analysis of the Company’s financial position and results of operations.  Management believes that earnings before Equity in net loss from investment in a limited liability company is a more concise measure of the Company's operating financial results as it excludes a non-operational item which may skew the analysis of management or outside investors in evaluating the Company..

This press release contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 10-K, the Company's Quarterly Reports on Forms 10-Q, and other filings and releases.  These include uncertainties relating to government regulation, technological changes and product liability risks.  In addition, certain statements related to the future expectations and timing for the development and commercialization of Lifecomm’s mobile PERS solution, constitute forward-looking statements.  Important factors which might cause a difference between actual and expected events include: (i) greater than expected and/or increased costs or unexpected delays associated with the development and commercialization of Lifecomm’s mobile PERS solution, (ii) inability to successfully develop the technology to support Lifecomm’s mobile PERS solution, (iii) uncertainty relating to consumer interest in and acceptance of Lifecomm’s mobile PERS solution, (iv) risks associated with changes in the competitive or regulatory environment in which Lifecomm operates; and (v) risks associated with prosecuting or defending allegations or claims of infringement of intellectual property rights.  The Company does not undertake any obligation to update these forward-looking statements for events occurring after the date of this press release.

This press release also contain financial projections that are necessarily based upon a variety of estimates and assumptions which may not be realized and are inherently subject, in addition to the risks identified in the forward-looking statement disclaimer, to business, economic, competitive, industry, regulatory, market and financial uncertainties, many of which are beyond the Company’s control.  There can be no assurance that the assumptions made in preparing the projected financial impact will prove accurate.  Accordingly, actual results may differ materially from the projected financial impact.

Earnings before Equity in net loss from investment in a limited liability company:

	Year Ended	Year Ended
	Projected Range 12/31/2010	Projected Range 12/31/2011

Net Income	$1,800,000– 2,040,000	$2,110,000– 2,500,000
Add Backs:
Loss allocated from investment in unconsolidated affiliate	$960,000 – 1,050,000	$1,350,000 – 1,440,000

Net Income Before Equity in net loss from investment in a limited liability company	$2,850,000 - $3,000,000	$3,550,000 - 3,850,000

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